UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2014

On August 6, 2014, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2014. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated August 6, 2014, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2015. The consolidated financial information of the registrant and that of its subsidiary NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary Dimension Data Holdings plc, included in the supplementary data related to the press release, was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three months ended June 30, 2014 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: August 6, 2014

Financial Results Release	August 6, 2014
For the Three Months Ended June 30, 2014	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchange on which the Company’s shares are listed: Tokyo

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Yasutake Horinouchi, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481

Scheduled filing date of quarterly securities report: August 7, 2014

Scheduled date of dividend payments: -

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Three Months Ended June 30, 2014 (April 1, 2014 – June 30, 2014)

Amounts are rounded to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Three months ended June 30, 2014	2,640,217	1.2%	297,979	(14.6)%	306,042	(14.1)%	148,965	(10.6)%
Three months ended June 30, 2013	2,609,117	1.3%	348,926	(1.0)%	356,084	2.7%	166,717	6.5%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Three months ended June 30, 2014	134.22	(yen)	—	(yen)
Three months ended June 30, 2013	141.29	(yen)	—	(yen)

Notes:	Comprehensive income (loss) attributable to NTT:	For the three months ended June 30, 2014:	125,253 million yen (43.3)%
		For the three months ended June 30, 2013:	220,856 million yen 9.3%

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
June 30, 2014	20,207,054	10,941,561	8,532,513	42.2%	7,689.53 (yen)
March 31, 2014	20,284,949	10,924,806	8,511,354	42.0%	7,667.57 (yen)

2.	Dividends

Annual Dividends
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year Ended March 31, 2014	—	80.00 (yen)	—	90.00 (yen)	170.00 (yen)
Year Ending March 31, 2015	—	—	—	—	—
Year Ending March 31, 2015 (Forecasts)	—	90.00 (yen)	—	90.00 (yen)	180.00 (yen)

Note: Change in dividend forecasts during the three months ended June 30, 2014: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2015 (April 1, 2014 – March 31, 2015)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2015	11,200,000	2.5%	1,215,000	0.1%	1,195,000	(7.7)%	586,000	0.1%	536.00	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2015 during the three months ended June 30, 2014: None

–  1  –

* Notes:

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2014 that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

i.	Change due to revision of accounting standards and other regulations: None

ii.	Other change: None

(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

i.	Number of shares outstanding (including treasury stock):

	June 30, 2014	:	1,136,697,235 shares

	March 31, 2014	:	1,136,697,235 shares

ii.	Number of shares of treasury stock:

	June 30, 2014	:	27,069,157 shares

	March 31, 2014	:	26,650,807 shares

iii.	Weighted average number of shares outstanding:

For the three months ended June 30, 2014 : 1,109,826,049 shares

For the three months ended June 30, 2013 : 1,179,990,268 shares

* The forecast for “Basic Earnings per Share Attributable to NTT” for the fiscal year ending March 31, 2015 is based on the assumption that NTT will repurchase 44 million shares or 250 billion yen of shares, as resolved at the board of directors’ meeting held on May 13, 2014, authorizing repurchases up to these amounts and retain these as treasury stock.

* Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date of issuance of this earnings release, the review process on quarterly financial statements required by the Financial Instruments and Exchange Act is still ongoing.

* Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2015, please refer to pages 7 and 19.

On Wednesday, August 6, 2014, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

–  2  –

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i. Consolidated results

Three-Month Period Ended June 30, 2014 (April 1, 2014 – June 30, 2014)

	(Billions of yen)
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014	Change	Percent Change
Operating revenues	2,609.1	2,640.2	31.1	1.2%
Operating expenses	2,260.2	2,342.2	82.0	3.6%
Operating income	348.9	298.0	(50.9)	(14.6)%
Income before income taxes and equity in earnings (losses) of affiliated companies	356.1	306.0	(50.0)	(14.1)%
Net income attributable to NTT	166.7	149.0	(17.8)	(10.6)%

During the three months ended June 30, 2014, pursuant to its Medium-Term Management Strategy, adopted in November 2012, entitled “Towards the Next Stage,” NTT worked to expand its global cloud services and to strengthen its network service competitiveness in order to become a “valued partner” that customers continue to select.

<Expansion of Global Cloud Services>

NTT Group worked to expand its provision of global cloud services by taking advantage of its strengths as a corporate group to provide comprehensive cloud services from the information and telecommunications platforms stage, such as data centers and the IP backbone, to the ICT management and applications stage.

Specifically, NTT Group acquired Nexus IS, Inc., an ICT solutions provider headquartered in the United States, to expand the scale of its business in the United States and allow it to provide customers with more specialized networks and a broader range of solutions.

In addition, to meet the increasing demand for data center services in India, NTT Group commenced construction of India Mumbai 5 Data Center, which will be the country’s largest server room in terms of area. NTT Group also began construction of the Osaka 5 Data Center to accommodate the increased use of data centers in Osaka as a back-up site for data centers in the Tokyo metropolitan area.

<Strengthening Network Service Competitiveness>

In the fixed-line communications field, NTT Group continued to work to increase new subscribers and improve long-term customer retention for its “FLET’S Hikari” services.

In May 2014, NTT Group announced the start of its “Hikari Collaboration Model,” the world’s first full-scale wholesaling of fiber-optic access services to diverse industry providers in a wide range of fields, in an effort to offer the world’s leading fiber-optic access infrastructure. The “Hikari Collaboration Model” initiative aims not only to further enhance the competitiveness of NTT Group’s network services, but also to stimulate the ICT market by facilitating the creation of new value.

In the mobile communications field, NTT Group introduced “Kake-hodai & Pake-aeru,” a new rate plan tailored to suit each customer’s stage of life that offers more affordable rates to long-term users. The number of subscriptions has already reached approximately 4.7 million. Further, NTT Group has also launched VoLTE (Voice over LTE) call services, which provide reliable and high sound quality calls over its Xi service network.

To strengthen competitiveness of its existing network services, NTT Group endeavored to cut costs in fixed-line and mobile communications services. Specifically, NTT Group has worked to further enhance infrastructure efficiency by introducing high-performance equipment and by making effective use of existing facilities, while cutting the cost of laying optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees and working to further improve the efficiency of its maintenance and operations business.

–  3  –

As a result of these efforts, NTT Group’s consolidated operating revenues for the three months ended June 30, 2014 were ¥2,640.2 billion (an increase of 1.2% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,342.2 billion (an increase of 3.6% from the same period of the previous fiscal year), consolidated operating income was ¥298.0 billion (a decrease of 14.6% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥306.0 billion (a decrease of 14.1% from the same period of the previous fiscal year), and net income attributable to NTT was ¥149.0 billion (a decrease of 10.6% from the same period of the previous fiscal year).

Note:	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

ii. Segment results

Results by business segment are as follows.

Regional Communications Business Segment

Three-Month Period Ended June 30, 2014 (April 1, 2014 – June 30, 2014)

	(Billions of yen)
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014	Change	Percent Change
Operating revenues	866.8	843.7	(23.1)	(2.7)%
Operating expenses	823.5	803.2	(20.3)	(2.5)%
Operating income	43.3	40.4	(2.8)	(6.6)%

Operating revenues in the regional communications business segment for the three-month period ended June 30, 2014 decreased 2.7% from the same period of the previous fiscal year to ¥843.7 billion due to, among other things, a decrease in fixed voice-related revenues resulting from the decline in fixed-line telephone subscriptions, which was partially offset by an increase in IP / packet communications revenues. On the other hand, operating expenses fell by 2.5% from the same period of the previous fiscal year to ¥803.2 billion due to a decrease in personnel expenses, efforts to streamline operating expenses and other factors. As a result, segment operating income for the three-month period ended June 30, 2014 decreased 6.6% from the same period of the previous fiscal year to ¥40.4 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2014	As of June 30, 2014	Change	Percent Change
FLET’S Hikari (1)	18,050	18,319	269	1.5%
NTT East	10,187	10,316	129	1.3%
NTT West	7,863	8,003	140	1.8%
Hikari Denwa (2)	16,256	16,507	251	1.5%
NTT East	8,694	8,811	117	1.3%
NTT West	7,562	7,695	134	1.8%

Notes:

(1)	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.
(2)	The figures for Hikari Denwa indicate number of channels (in thousands).

–  4  –

Long Distance and International Communications Business Segment

Three-Month Period Ended June 30, 2014 (April 1, 2014 – June 30, 2014)

	(Billions of yen)
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014	Change	Percent Change
Operating revenues	416.0	464.9	48.9	11.7%
Operating expenses	381.7	438.4	56.7	14.9%
Operating income	34.3	26.4	(7.9)	(22.9)%

Operating revenues in the long-distance and international communications business segment for the three-month period ended June 30, 2014 increased 11.7% from the same period of the previous fiscal year to ¥464.9 billion. This increase was due to, among other things, an increase in system integration revenues associated with an increase in the number of consolidated subsidiaries, partially offset by a decrease in fixed voice-related revenues. Operating expenses for the three-month period ended June 30, 2014 increased 14.9% from the same period of the previous fiscal year to ¥438.4 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the three-month period ended June 30, 2014 decreased 22.9% from the same period of the previous fiscal year to ¥26.4 billion.

Mobile Communications Business Segment

Three-Month Period Ended June 30, 2014 (April 1, 2014 – June 30, 2014)

	(Billions of yen)
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014	Change	Percent Change
Operating revenues	1,113.6	1,075.3	(38.3)	(3.4)%
Operating expenses	866.9	866.7	(0.2)	(0.0)%
Operating income	246.6	208.6	(38.0)	(15.4)%

Despite a steady increase in revenues associated with NTT Group’s expanding “smart life” business, operating revenues for the mobile communications business segment for the three-month period ended June 30, 2014 decreased 3.4% from the same period of the previous fiscal year to ¥1,075.3 billion due to, among other things, a decline in mobile voice-related revenues as a result of the impact of “Monthly Support” discount programs and a decrease in billable MOU (average monthly minutes of use per subscriber). On the other hand, despite an increase in depreciation and amortization expenses from the expansion of “Xi” service base stations, operating expenses for the three-month period ended June 30, 2014 decreased slightly from the same period of the previous fiscal year to ¥866.7 billion due to a decrease in revenue-linked expenses. As a result, segment operating income for the three-month period ended June 30, 2014 decreased 15.4% from the same period of the previous fiscal year to ¥208.6 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2014	As of June 30, 2014	Change	Percent Change
Mobile phone services	63,105	63,566	461	0.7%
Xi	21,965	24,043	2,078	9.5%
FOMA	41,140	39,523	(1,617)	(3.9)%
sp-mode	23,781	24,685	903	3.8%
i-mode	26,415	25,362	(1,054)	(4.0)%

Notes:

(1)	Numbers of Mobile phone (including FOMA) services subscribers include communication module service subscribers.
(2)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile phone (including FOMA) services subscribers.

–  5  –

Data Communications Business Segment

Three-Month Period Ended June 30, 2014 (April 1, 2014 – June 30, 2014)

	(Billions of yen)
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014	Change	Percent Change
Operating revenues	293.3	335.9	42.6	14.5%
Operating expenses	286.2	327.7	41.5	14.5%
Operating income	7.1	8.2	1.1	15.5%

Operating revenues in the data communications business segment for the three-month period ended June 30, 2014 increased 14.5% from the same period of the previous fiscal year to ¥335.9 billion due to, among other things, an increase in the number of consolidated subsidiaries and an increase in revenues resulting from the expansion of existing systems for customers. On the other hand, operating expenses for the three-month period ended June 30, 2014 rose 14.5% from the same period of the previous fiscal year to ¥327.7 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the three-month period ended June 30, 2014 increased 15.5% from the same period of the previous fiscal year to ¥8.2 billion.

Other Business Segment

Three-Month Period Ended June 30, 2014 (April 1, 2014 – June 30, 2014)

	(Billions of yen)
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014	Change	Percent Change
Operating revenues	289.6	287.2	(2.4)	(0.8)%
Operating expenses	275.8	276.7	0.9	0.3%
Operating income	13.7	10.5	(3.2)	(23.5)%

Operating revenues in the other business segment for the three-month period ended June 30, 2014 decreased 0.8% from the same period of the previous fiscal year to ¥287.2 billion due to, among other things, decreased revenues in NTT’s real estate business, partially offset by increased revenues in its systems development business. On the other hand, operating expenses for the three-month period ended June 30, 2014 increased 0.3% from the same period of the previous fiscal year to ¥276.7 billion due to, among other things, increases in both revenue-linked expenses and depreciation and amortization expenses. As a result, segment operating income for the three-month period ended June 30, 2014 decreased 23.5% from the same period of the previous fiscal year to ¥10.5 billion.

–  6  –

(2) Qualitative Information Relating to Consolidated Financial Position

Net cash provided by operating activities for the three-month period ended June 30, 2014 decreased ¥53.8 billion (10.8%) from the same period of the previous fiscal year to ¥443.8 billion. This decrease was due to, among other factors, a decrease in operating income and an increase in payments of sales commissions to resellers.

Net cash used in investing activities decreased ¥19.4 billion (3.6%) from the same period of the previous fiscal year to ¥526.8 billion. This decrease was due to, among other factors, a decrease in capital investments and in payments for the purchase of non-current investments and other such investments.

Net cash provided by financing activities increased ¥295.9 billion from the same period of the previous fiscal year to ¥247.3 billion. This increase was due to, among other factors, a decrease in stock repurchases and an increase in borrowings.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of June 30, 2014 totaled ¥1,143.4 billion, an increase of ¥158.9 billion (16.1%) from the end of the previous fiscal year.

	(Billions of yen)
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014	Change	Percent Change
Cash flows provided by operating activities	497.6	443.8	(53.8)	(10.8)%
Cash flows used in investing activities	(546.2)	(526.8)	19.4	3.6%
Cash flows provided by (used in) financing activities	(48.7)	247.3	295.9	—

(3) Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the fiscal year ending March 31, 2015 announced on May 13, 2014. NTT manages its business results on an annual basis, and does not prepare consolidated results forecasts for the six months ending September 30, 2014. For the assumptions used in the consolidated results forecasts and other related matters, please see page 19.

–  7  –

2. Others

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2014, that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: None

–  8  –

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2014	June 30, 2014	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥984,463	¥1,143,411	¥158,948
Short-term investments	38,949	58,977	20,028
Notes and accounts receivable, trade	2,509,030	2,218,792	(290,238)
Allowance for doubtful accounts	(46,893)	(45,073)	1,820
Accounts receivable, other	345,197	363,004	17,807
Inventories	415,309	450,743	35,434
Prepaid expenses and other current assets	394,294	501,788	107,494
Deferred income taxes	220,662	212,321	(8,341)

Total current assets	4,861,011	4,903,963	42,952

Property, plant and equipment:
Telecommunications equipment	12,959,564	12,928,320	(31,244)
Telecommunications service lines	15,408,604	15,460,708	52,104
Buildings and structures	6,060,129	6,064,931	4,802
Machinery, vessels and tools	1,949,903	1,942,635	(7,268)
Land	1,238,742	1,237,183	(1,559)
Construction in progress	359,014	377,199	18,185

	37,975,956	38,010,976	35,020
Accumulated depreciation	(28,136,268)	(28,244,395)	(108,127)

Net property, plant and equipment	9,839,688	9,766,581	(73,107)

Investments and other assets:
Investments in affiliated companies	521,634	505,960	(15,674)
Marketable securities and other investments	407,766	412,186	4,420
Goodwill	1,086,636	1,075,045	(11,591)
Software	1,309,912	1,273,229	(36,683)
Other intangibles assets	401,194	389,442	(11,752)
Other assets	1,195,608	1,226,189	30,581
Deferred income taxes	661,500	654,459	(7,041)

Total investments and other assets	5,584,250	5,536,510	(47,740)

Total assets	¥20,284,949	¥20,207,054	¥(77,895)

–  9  –

	Millions of yen
	March 31, 2014	June 30, 2014	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥269,444	¥533,610	¥264,166
Current portion of long-term debt	425,351	423,955	(1,396)
Accounts payable, trade	1,540,249	1,159,363	(380,886)
Current portion of obligations under capital leases	16,929	18,070	1,141
Accrued payroll	448,061	370,287	(77,774)
Accrued taxes on income	256,994	96,313	(160,681)
Accrued consumption tax	47,376	84,542	37,166
Advances received	266,743	267,045	302
Other	405,677	500,455	94,778

Total current liabilities	3,676,824	3,453,640	(223,184)

Long-term liabilities:
Long-term debt (excluding current portion)	3,483,673	3,606,248	122,575
Obligations under capital leases (excluding current portion)	35,951	35,611	(340)
Liability for employees’ retirement benefits	1,327,873	1,340,276	12,403
Accrued liabilities for point programs	130,466	117,464	(13,002)
Deferred income taxes	233,151	226,538	(6,613)
Other	446,293	459,913	13,620

Total long-term liabilities	5,657,407	5,786,050	128,643

Redeemable noncontrolling interests	25,912	25,803	(109)

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,827,010	2,825,430	(1,580)
Retained earnings	4,808,361	4,857,271	48,910
Accumulated other comprehensive income (loss)	94,966	71,254	(23,712)
Treasury stock, at cost	(156,933)	(159,392)	(2,459)

Total NTT shareholders’ equity	8,511,354	8,532,513	21,159

Noncontrolling interests	2,413,452	2,409,048	(4,404)

Total equity	10,924,806	10,941,561	16,755

Total liabilities and equity	¥20,284,949	¥20,207,054	¥(77,895)

–  10  –

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

THREE-MONTH PERIOD ENDED JUNE 30

Consolidated Statements of Income

	Millions of yen
	2013	2014	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥390,972	¥367,513	¥(23,459)
Mobile voice related services	271,251	226,276	(44,975)
IP / packet communications services	940,507	922,283	(18,224)
Sale of telecommunication equipment	231,616	227,310	(4,306)
System integration	487,339	587,387	100,048
Other	287,432	309,448	22,016

	2,609,117	2,640,217	31,100

Operating expenses:
Cost of services (exclusive of items shown separately below)	556,644	559,455	2,811
Cost of equipment sold (exclusive of items shown separately below)	198,084	198,551	467
Cost of system integration (exclusive of items shown separately below)	336,601	413,138	76,537
Depreciation and amortization	456,494	462,550	6,056
Impairment loss	82	143	61
Selling, general and administrative expenses	712,222	708,401	(3,821)
Goodwill and other intangible asset impairments	64	—	(64)

	2,260,191	2,342,238	82,047

Operating income	348,926	297,979	(50,947)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(12,348)	(11,716)	632
Interest income	4,361	4,518	157
Other, net	15,145	15,261	116

	7,158	8,063	905

Income before income taxes and equity in earnings (losses) of affiliated companies	356,084	306,042	(50,042)

Income tax expense (benefit):
Current	119,907	98,412	(21,495)
Deferred	18,025	10,354	(7,671)

	137,932	108,766	(29,166)

Income before equity in earnings (losses) of affiliated companies	218,152	197,276	(20,876)

Equity in earnings (losses) of affiliated companies	3,460	(1,361)	(4,821)

Net income	221,612	195,915	(25,697)

Less – Net income attributable to noncontrolling interests	54,895	46,950	(7,945)

Net income attributable to NTT	¥166,717	¥148,965	¥(17,752)

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,179,990,268	1,109,826,049
Net income attributable to NTT (Yen)	¥141.29	¥134.22

Consolidated Statements of Comprehensive Income

	Millions of yen
	2013	2014	Increase (Decrease)
Net income	¥221,612	¥195,915	¥(25,697)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	10,668	3,714	(6,954)
Unrealized gain (loss) on derivative instruments	(3,785)	1,855	5,640
Foreign currency translation adjustments	54,735	(30,675)	(85,410)
Pension liability adjustments	2,979	(988)	(3,967)
Total other comprehensive income (loss)	64,597	(26,094)	(90,691)
Total comprehensive income (loss)	286,209	169,821	(116,388)
Less – Comprehensive income attributable to noncontrolling interests	65,353	44,568	(20,785)

Total comprehensive income (loss) attributable to NTT	¥220,856	¥125,253	¥(95,603)

–  11  –

(3) Consolidated Statements of Cash Flows

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2013	2014	Increase (Decrease)
Cash flows from operating activities:
Net income	¥221,612	¥195,915	¥(25,697)
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	456,494	462,550	6,056
Impairment loss	82	143	61
Deferred taxes	18,025	10,354	(7,671)
Goodwill and other intangible asset impairments	64	—	(64)
Loss on disposal of property, plant and equipment	17,515	20,047	2,532
Equity in (earnings) losses of affiliated companies	(3,460)	1,361	4,821
(Increase) decrease in notes and accounts receivable, trade	190,190	295,053	104,863
(Increase) decrease in inventories	(21,552)	(37,554)	(16,002)
(Increase) decrease in other current assets	(118,086)	(153,772)	(35,686)
Increase (decrease) in accounts payable, trade and accrued payroll	(255,444)	(313,952)	(58,508)
Increase (decrease) in accrued consumption tax	1,377	37,252	35,875
Increase (decrease) in advances received	13,652	1,383	(12,269)
Increase (decrease) in accrued taxes on income	(126,419)	(160,364)	(33,945)
Increase (decrease) in other current liabilities	93,815	96,484	2,669
Increase (decrease) in liability for employees’ retirement benefits	20,059	11,772	(8,287)
Increase (decrease) in other long-term liabilities	(13,950)	(1,512)	12,438
Other	3,625	(21,371)	(24,996)

Net cash provided by operating activities	¥497,599	¥443,789	¥(53,810)

–  12  –

	Millions of yen
	2013	2014	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(426,547)	¥(405,387)	¥21,160
Payments for intangibles	(105,344)	(92,833)	12,511
Proceeds from sale of property, plant and equipment	805	11,824	11,019
Payments for purchase of non-current investments	(10,106)	(2,179)	7,927
Proceeds from sale and redemption of non-current investments	2,206	3,571	1,365
Acquisitions of subsidiaries, net of cash acquired	(13,003)	(3,631)	9,372
Payments for purchase of short-term investments	(20,081)	(36,137)	(16,056)
Proceeds from redemption of short-term investments	36,674	17,201	(19,473)
Other	(10,806)	(19,219)	(8,413)

Net cash used in investing activities	(546,202)	(526,790)	19,412

Cash flows from financing activities:
Proceeds from issuance of long-term debt	201,872	234,849	32,977
Payments for settlement of long-term debt	(242,615)	(107,455)	135,160
Proceeds from issuance of short-term debt	775,604	1,896,280	1,120,676
Payments for settlement of short-term debt	(536,421)	(1,626,089)	(1,089,668)
Dividends paid	(94,830)	(99,904)	(5,074)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(103,410)	(30)	103,380
Acquisition of treasury stock by subsidiaries	(2,719)	—	2,719
Other	(46,143)	(50,400)	(4,257)

Net cash provided by (used in) financing activities	(48,662)	247,251	295,913

Effect of exchange rate changes on cash and cash equivalents	6,561	(5,302)	(11,863)

Net increase (decrease) in cash and cash equivalents	(90,704)	158,948	249,652
Cash and cash equivalents at beginning of period	961,433	984,463	23,030

Cash and cash equivalents at end of period	¥870,729	¥1,143,411	¥272,682

Cash paid during the period for:
Interest	¥13,102	¥11,309	¥(1,793)
Income taxes, net	¥254,104	¥275,775	¥21,671

–  13  –

(4) Going Concern Assumption

None

(5) Business Segments

THREE-MONTH PERIOD ENDED JUNE 30

1.	Sales and operating revenues

	(Millions of yen)
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Regional communications business
External customers	763,216	734,000	(29,216)
Intersegment	103,563	109,652	6,089

Total	866,779	843,652	(23,127)

Long-distance and international communications business
External customers	391,871	443,982	52,111
Intersegment	24,128	20,894	(3,234)

Total	415,999	464,876	48,877

Mobile communications business
External customers	1,103,871	1,065,815	(38,056)
Intersegment	9,702	9,487	(215)

Total	1,113,573	1,075,302	(38,271)

Data communications business
External customers	269,018	310,800	41,782
Intersegment	24,262	25,078	816

Total	293,280	335,878	42,598

Other business
External customers	81,141	85,620	4,479
Intersegment	208,437	201,588	(6,849)

Total	289,578	287,208	(2,370)

Elimination	(370,092)	(366,699)	3,393

Consolidated total	2,609,117	2,640,217	31,100

2.	Segment profit

	(Millions of yen)
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)
Segment profit
Regional communications business	43,280	40,445	(2,835)
Long-distance and international communications business	34,303	26,435	(7,868)
Mobile communications business	246,643	208,608	(38,035)
Data communications business	7,087	8,182	1,095
Other business	13,744	10,521	(3,223)

Total segment profit	345,057	294,191	(50,866)

Elimination	3,869	3,788	(81)

Consolidated total	348,926	297,979	(50,947)

–  14  –

(6) NTT Shareholders’ Equity

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting held on June 26, 2014
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥99,904 million
Cash dividends per share	¥90
Record date	March 31, 2014
Date of payment	June 27, 2014

(7) Subsequent Events

None

–  15  –

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2014	June 30, 2014
ASSETS
Current assets:
Cash and bank deposits	10,308	17,701
Accounts receivable, trade	2,695	307
Supplies	220	202
Subsidiary deposits	2,340	82,686
Other	365,577	348,430

Total current assets	381,143	449,329

Fixed assets:
Property, plant and equipment	166,062	163,289
Intangible fixed assets	37,520	33,328
Investments and other assets
Investments in subsidiaries and affiliated companies	5,094,091	5,095,563
Long-term loans receivable to subsidiaries	1,579,922	1,579,922
Other	43,355	42,518

Total investments and other assets	6,717,369	6,718,003

Total fixed assets	6,920,952	6,914,621

TOTAL ASSETS	7,302,096	7,363,950

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  16  –

(Reference)

	Millions of yen
	March 31, 2014	June 30, 2014
LIABILITIES
Current liabilities:
Accounts payable, trade	249	13
Current portion of corporate bonds	139,998	69,999
Current portion of long-term borrowings	138,150	138,150
Short-term borrowings	150,000	150,000
Accrued taxes on income	13,077	666
Deposits received from subsidiaries	82,698	59,814
Other	62,999	32,500

Total current liabilities	587,173	451,143

Long-term liabilities:
Corporate bonds	1,006,277	1,006,293
Long-term borrowings	1,104,380	1,215,380
Long-term borrowings from subsidiaries	240,000	240,000
Liability for employees’ retirement benefits	32,773	29,844
Asset retirement obligations	1,390	1,397
Other	1,096	3,115

Total long-term liabilities	2,385,918	2,496,030

TOTAL LIABILITIES	2,973,091	2,947,174

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	873,705	964,963
Treasury stock	(156,932)	(159,391)

Total shareholders’ equity	4,327,549	4,416,347

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	1,455	428

Total unrealized gains (losses), translation adjustments, and others	1,455	428

TOTAL NET ASSETS	4,329,004	4,416,775

TOTAL LIABILITIES AND NET ASSETS	7,302,096	7,363,950

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  17  –

(Reference)

(2) Non-Consolidated Statements of Income

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2013	2014
Operating revenues	229,877	221,069
Operating expenses	33,266	31,280

Operating income	196,611	189,788

Non-operating revenues:
Interest income	5,475	4,920
Lease and rental income	2,844	2,671
Miscellaneous income	540	331

Total non-operating revenues	8,860	7,922

Non-operating expenses:
Interest expenses	3,803	3,595
Corporate bond interest expenses	3,918	3,744
Miscellaneous expenses	1,680	1,295

Total non-operating expenses	9,401	8,635

Recurring profit	196,069	189,076

Income before income taxes	196,069	189,076

Income taxes	400	279

Net income	195,668	188,796

(Reference) Major components of operating revenues
Dividends received	195,031	188,086
Revenues from group management	4,626	4,628
Revenues from basic R&D	28,625	26,625

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  18  –

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

–  19  –

Attachment

Nippon Telegraph and Telephone Corporation

August 6, 2014

NTT’s Shares and Shareholders (as of June 30, 2014)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	243	61	6,429	1,203	839	785,492	794,271	—
Total Shares (Units)	4,052,317	1,717,514	74,130	150,255	3,205,917	5,299	2,146,137	11,351,569	1,540,335
%	35.70	15.13	0.65	1.32	28.24	0.05	18.91	100.00	—

Notes:

(1)	The total number of units held by “Domestic Individuals, etc.” includes 270,694 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes 57 shares of treasury stock. 27,069,457 shares of treasury stock are recorded in the shareholders’ register; the actual number of shares of treasury stock as of June 30, 2014 was 27,069,157.
(2)	The total number of units held by “Other Domestic Corporations” includes 152 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 72 shares held in the name of the Japan Securities Depository Center.
(3)	There were 186,463 shareholders who only own shares representing less than one unit as of June 30, 2014.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	399	156	808	886	21,637	51,079	719,306	794,271	—
%	0.05	0.02	0.10	0.11	2.72	6.43	90.56	100.00	—
Total Shares (Units)	9,267,090	108,355	170,346	57,588	330,694	310,075	1,107,421	11,351,569	1,540,335
%	81.64	0.95	1.50	0.51	2.91	2.73	9.76	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 270,694 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes 57 shares of treasury stock.
(2)	“At Least 100 Units” includes 152 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 72 shares held in the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Shareholdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	405,221	35.65
Japan Trustee Services Bank, Ltd. (Trust Account)	40,580	3.57
The Master Trust Bank of Japan, Ltd. (Trust Account)	32,775	2.88
Moxley and Co LLC	17,617	1.55
The Bank of New York Mellon SA/NV 10	10,496	0.92
NTT Employee Share-Holding Association	9,143	0.80
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	8,839	0.78
State Street Bank and Trust Company 505225	8,610	0.76
Japan Trustee Services Bank, Ltd. (Trust Account 9)	8,519	0.75
Japan Trustee Services Bank, Ltd. (Trust Account 1)	8,075	0.71

Total	549,880	48.38

Note: NTT’s holdings of treasury stock (27,069,157 shares) are not included in the above table.

–  20  –

Financial Results for the Three Months

Ended June 30, 2014

August 6, 2014

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “1Q” in this material represents the 3-month period beginning on April 1 and ending on June 30.

Financial Results for the Three Months Ended June 30, 2014 –1– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

FY2014/1Q Highlights

Consolidated Operating Income

(Billions of yen)

1Q FY

1,213.7 1,215.0

(forecast)

348.9 298.0

FY2013 FY2014

Global Revenues (Billions of yen)

1Q FY

1,530.0

(forecast)

1,196.0

267.0 363.3

FY2013 FY2014

Operating Revenues increased for the fourth consecutive year

Operating Income decreased but was in line with expectations

Expansion of global cloud services

Promoting M&A

Dimension Data completed acquisition of U.S. ICT solutions provider Nexus IS

Cross-selling order volume: approx. $50 million

Overseas sales: +96.4 billion yen increase year-on-year; steadily expanding

Enhanced competitiveness of network services

Expansion of NTT’s user base

Net increase of 0.46 million mobile phone subscribers from the end of FY2013 (0.37 million increase from FY2013/1Q), 4.67 million new rate plan subscribers

Number of smartphone users exceeded 25 million; 24.04 million Xi subscribers (net increase of 2.08 million subscribers from the end of FY2013)

18.32 million FLET’S Hikari subscribers (net increase of 0.27 million subscribers from the end of FY2013) and NTT WEST subscribers exceeded 8 million

4.09 million Hikari TV & FLET’S TV subscribers and 4.13 million dvideo subscribers

Steady growth of the number of Wi-Fi area owners of NTT hotspots (7% increase from the end of FY2013)

Cost reductions

Steady progress in fixed-line and mobile access cost reductions: NTT achieved cost reductions of 45 billion yen during FY2014/1Q, out of its annual target of 190 billion yen

Financial Results for the Three Months Ended June 30, 2014 –2– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2014/1Q Highlights

Operating Revenues increased for the fourth consecutive year Operating Income decreased but was in line with expectations

FY2014/1Q

FY2013/1Q

Change

year-on-year [%]

Operating

Revenues 2,640.2 +31.1 +1.2% 2,609.1

Operating

Expenses 2,342.2 +82.0 +3.6% 2,260.2

Operating 298.0 (50.9) (14.6)% 348.9

Income

Net Income * 149.0 (17.8) (10.6)% 166.7

(Billions of yen)

% progress

FY2014 compared to

Forecasts FY2014

Forecasts

11,200.0 23.6%

9,985.0 23.5%

1,215.0 24.5%

586.0 25.4%

* Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Three Months Ended June 30, 2014 –3– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2014/1Q Contributing Factors by Segment

NTT

- Regional communications business: Operating Income remained roughly unchanged from the previous year as a result of continued efforts to improve operational efficiency, despite the increased impact of FLET'S Hikari discounts.
- Long-distance and international communications business: Despite a decrease in Operating Income due to intensifying domestic competition, there was steady growth in overseas businesses.
- Mobile communications business: Despite a decrease in Operating Income mainly due to the increased impact of "Monthly Support" discount programs, there was a net increase in the number of subscribers due to improvements in mobile number portability (MNP).
- Data communications business: Despite the effect of unprofitable business deals, Operating Income remained roughly unchanged from the previous year, as gross margins improved due to an increase in sales.


Operating Revenues
[year-on-year: +31.1]
(Billions of yen)
2,609.1
FY2013/1Q
23.1
Regional communications business
48.9
Long distance and international communications business
Mobile communications business
38.3
Data communications business
42.6
Other business
2.4
3.4
Elimination of intersegment/Others
2,640.2
FY2014/1Q


Operating Expenses
[year-on-year: +82.0]
2,260.2
FY2013/1Q
Regional communications business
20.3
56.7
Long distance and international communications business
0.2
Mobile communications business
Data communications business
41.5
0.9
Other business
3.5
Elimination of intersegment/Others
2,342.2
FY2014/1Q

Operating Income [year-on-year: (50.9)]

FY2013/1Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2014/1Q
348.9	↓2.8	↓7.9	↓38.0	↑1.1	↓3.2	↓0.1	298.0

Financial Results for the Three Months Ended June 30, 2014
−4−
Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

Number of subscribers

FLET’S ADSL FLET’S Hikari Hikari Denwa

(Thousands)

20,000 19,271 19,335 19,444 19,534 19,717

1,751 1,663 1,572 1,483 1,398

17,521 17,672 17,873 18,050 18,319

15,000

15,412 15,664 15,950 16,256 16,507

10,000

5,000

0

2013.6 2013.9 2013.12 2014.3 2014.6

19,954

1,203

18,750

17,106

2015.3E

Changes from the preceding quarter

(Thousands)

FY2013 FY2014

4-6 7-9 10-12 1-3 4-6 FY2013 FY2014E

FLET’S Hikari * 1 220 152 200 178 269 750 700

Number of

opened 870 707 743 811 879 3,131 3,000

connections*2

FLET’S ADSL (98) (88) (91) (89) (85) (365) (280)

Hikari Denwa *3 242 252 287 305 251 1,087 850

* 1 Number of FLET’S Hikari subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West.

*	2 Number of opened connections excludes openings due to relocations.
*	3 Number of Hikari Denwa subscribers is presented in thousands of channels.

Financial Results for the Three Months Ended June 30, 2014 –5– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

Number of subscribers * Xi

FOMA

(Thousands)

70,000

61,623 61,772 62,182 63,105 63,566

60,000

50,000 14,198 16,398 19,021 21,965 24,043

40,000

30,000

20,000 47,425 45,374 43,160 41,140 39,523

10,000

0

2013.6 2013.9 2013.12 2014.3 2014.6

66,800

29,800

37,000

2015.3E

Changes from the preceding quarter

(Thousands)

FY2013 FY2014

4-6 7-9 10-12 1-3 4-6 FY2013 FY2014E

Xi+FOMA 87 149 410 924 461 1,569 3,700

* The number of communication module service subscribers is included in FOMA subscribers.

Financial Results for the Three Months Ended June 30, 2014 –6– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services *

ARPU of Fixed Broadband Services (FLET’S Hikari)

NTT East Optional Service Basic Monthly Charge

(Yen)

6,000 5,750 5,680 5,650 5,570 5,460

1,760 1,760 1,790 1,770 1,770

4,000

2,000 3,990 3,920 3,860 3,800 3,690

0

FY2013 FY2014

4-6 7-9 10-12 1-3 4-6

5,660 5,500

1,770 1,800

3,890 3,700

FY2013 FY2014E

NTT West

(Yen)

6,000 5,840 5,850 5,850 5,800 5,750

1,770 1,790 1,820 1,810 1,810

4,000

2,000 4,070 4,060 4,030 3,990 3,940

0

FY2013 FY2014

4-6 7-9 10-12 1-3 4-6

5,830 5,740

1,800 1,840

4,030 3,900

FY2013 FY2014E

* FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West. Please see page 22 regarding the calculation of ARPU.

Financial Results for the Three Months Ended June 30, 2014 –7– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (Xi, FOMA)*

Smart ARPU Packet ARPU Voice ARPU

(Yen)

5,000 4,610 4,590 4,510

460 490 500 4,320 4,300

4,000 500 510

3,000

2,680 2,670 2,640 2,600 2,580

2,000

1,000

1,470 1,430 1,370 1,220 1,210

0

FY2013 FY2014

4-6 7-9 10-12 1-3 4-6

4,500 4,390

490 530

2,640 2,620

1,370 1,240

FY2013 FY2014E

* The calculation of mobile broadband services ARPU does not include communication module service subscribers and the revenues therefrom.

Please see page 22 regarding the calculation of ARPU.

Financial Results for the Three Months Ended June 30, 2014 –8– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

FLET’S TV * Hikari TV

(Thousands)

5,000

3,984 4,086

4,000 3,692 3,841

3,552

1,113 1,161 1,209

3,000 1,032 1,067

2,000

2,520 2,625 2,727 2,823 2,877

1,000

0

2013.6 2013.9 2013.12 2014.3 2014.6

4,546

1,346

3,200

FY2014E

* “FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s “Opticast Facility Use Services” broadcast service.

Financial Results for the Three Months Ended June 30, 2014 –9– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Financial Information

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

(Billions of yen)

FY2014/1Q FY2014E

2.8

Operating 5.4 (0.2)%

Revenues (1.2)% Progress

24.4%

1,773.8 1,771.0

438.4 432.9 Voice Transmission Services (54.3)

Voice Transmission Services (12.7) IP Services (1.3)

IP Services (2.5) Others +52.8

Others +9.8

FY2013/1Q FY2014/1Q FY2013 FY2014E

Operating 4.9 26.0

Expenses Progress (1.5)%

(1.2)% 24.1%

410.1 Personnel expenses (0.8) 405.1 1,707.0 Personnel expenses (4.9) 1,681.0

Expenses for purchase of goods (7.6) Expenses for purchase of goods (24.2)

and services and other expenses and services and other expenses

Depreciation expenses and loss +3.5 Depreciation expenses and loss +3.1 on disposal of assets on disposal of assets

FY2013/1Q FY2014/1Q FY2013 FY2014E

Operating

Income Progress

0.5 30.9% 23.2

28.3 (1.8)% 27.7 66.7 +34.9% 90.0

Financial Results for the Three Months Ended June 30, 2014 –10– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

(Billions of yen)

FY2014/1Q FY2014E

7.6

Operating 3.6 (0.5)%

Revenues (0.9)% Progress

24.3%

1,589.6 1,582.0

388.8 385.1 Voice Transmission Services (50.3)

Voice Transmission Services (12.6) IP Services +13.3

IP Services +2.7 Others +29.3

Others +6.3

FY2013/1Q FY2014/1Q FY2013 FY2014E

Operating 0.2 26.2

Expenses Progress (1.7)%

(0.1)% 24.4%

377.3 Personnel expenses (0.1) 377.0 1,573.2 Personnel expenses +0.5 1,547.0

Expenses for purchase of goods (0.7) Expenses for purchase of goods (27.8)

and services and other expenses and services and other expenses

Depreciation expenses and loss +0.7 Depreciation expenses and loss +1.1 on disposal of assets on disposal of assets

FY2013/1Q FY2014/1Q FY2013 FY2014E

Operating

Income Progress

3.4 23.1% 18.6

11.5 (29.9)% 8.1 16.3 +113.7% 35.0

Financial Results for the Three Months Ended June 30, 2014 –11– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

(Billions of yen)

FY2014/1Q FY2014E

34.0

Operating 8.2 (3.6)%

Revenues (3.6)% Progress

23.9%

944.0 910.0

225.4 Cloud Computing Platforms +3.4 217.2 Cloud Computing Platforms +13.0

Data Networks (6.4) Data Networks (8.5)

Voice Communications (5.7) Voice Communications (20.4)

Solution Services +0.0 Solution Services (20.6)

Others +0.4 Others +2.4

FY2013/1Q FY2014/1Q FY2013 FY2014E

Operating 23.5

Expenses 0.4 Progress (2.8)%

(0.2)% 23.9%

192.9 Personnel expenses (0.4) 192.5 830.5 Personnel expenses +0.6 807.0

Expenses for purchase of goods +0.2 Expenses for purchase of goods (30.2)

and services and other expenses and services and other expenses

Depreciation expenses and loss (0.2) Depreciation expenses and loss +6.0 on disposal of assets on disposal of assets

FY2013/1Q FY2014/1Q FY2013 FY2014E

Operating

Income Progress

7.8 23.9% 10.4

32.4 (24.1)% 24.6 113.4 (9.2)% 103.0

Financial Results for the Three Months Ended June 30, 2014 –12– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S GAAP Consolidated)

NTT DOCOMO Financial Results

(Billions of yen)

FY2014/1Q FY2014E

128.8

Operating Revenues 38.3 Progress +2.9%

(3.4)% 23.4%

4,461.2 4,590.0

1,113.6 1,075.3

FY2013/1Q FY2014/1Q FY2013 FY2014E

Operating 198.0

Expenses 0.4 Progress +5.4%

(0.1)% 22.5%

866.1 865.7 3,642.0 3,840.0

FY2013/1Q FY2014/1Q FY2013 FY2014E

Operating

Income Progress

37.8 28.0% 69.2

247.5 (15.3)% 209.6 819.2 (8.4)% 750.0

Financial Results for the Three Months Ended June 30, 2014 –13– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

(Billions of yen)

FY2014/1Q FY2014E

116.2

Operating Revenues 41.7 Progress +8.6%

23.0%

+14.2%

1,343.7 1,460.0

294.1 335.9

FY2013/1Q FY2014/1Q FY2013 FY2014E

Operating 93.8

Expenses 41.3 Progress +7.3%

24.0%

+14.3%

289.0 330.4 1,281.1 1,375.0

FY2013/1Q FY2014/1Q FY2013 FY2014E

Operating

Income Progress

0.3 6.5% 22.4

5.1 +7.7% 5.5 62.5 +35.8% 85.0

Financial Results for the Three Months Ended June 30, 2014 –14– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Details of Difference Between Consolidated Operating Income and Total Operating Income of

5 Major Subsidiaries

FY2013/1Q

(Billions of yen)

8.0

16.0

Pension (actuarial difference, etc.): 4.9

324.9 NTT (Holding Company): 1.5 Depreciation of engineering facilities: (6.0) 348.9

NTT URBAN DEVELOPMENT (Consolidated): 10.4 Adjustments between operating and non-

NTT COMWARE: (0.2) operating items, including eliminations, etc.

NTT FINANCE (Consolidated): 5.9

Outsourcing companies (East): 1.0

Outsourcing companies (West): (3.7)

Other companies: 0.9

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major subsidiaries (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

FY2014/1Q

1.0

21.2

Pension (actuarial difference, etc): 4.7

275.7 NTT (Holding Company): 1.7 Depreciation of engineering facilities: (4.9) 298.0

Adjustments between operating and non-operating

NTT URBAN DEVELOPMENT (Consolidated): 6.2 items, including eliminations, etc.

NTT COMWARE: 0.0

NTT FINANCE (Consolidated): 5.4

Outsourcing companies (East): 2.7

Outsourcing companies (West): 1.6

Other companies: 3.4

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major subsidiaries (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

Financial Results for the Three Months Ended June 30, 2014 –15– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from Cash flows from FCF Cash flows from

operating activities investing activities (A) + (B) financing activities

(A) (B)

Billions of yen

1,000

FY2013/1Q

FY2014/1Q

500 497.6 443.8

247.3

+19.4 (34.4)

0

(48.6) (48.7)

(53.8) (83.0)

+295.9

(500)

(546.2) (526.8)

(1,000)

Increase/Decrease from the same period of the previous fiscal year

Financial Results for the Three Months Ended June 30, 2014 –16– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Capital Investment

(Billions of yen)

1,907.5

[1,970.0]* 1,795.7

[1,892.8]* 1,750.0

401.1 [1,850.0]*

[405.7]*

361.6 361.2

33.9 [377.6]* [374.8]*

21.8 24.4

14.2 30.3

27.1 26.2

77.0 16.3 23.1

69.2 68.3

76.8

79.2 64.8

177.4 145.4 148.5

FY2012/1Q FY2013/1Q FY2014/1Q

FY2012 FY2013 FY2014E

Other

NTT DATA (Consolidated) NTT Communications NTT West NTT East NTT DOCOMO (Consolidated)

* Figures in [ ] include investments related to real estate and solar power generation operations.

Financial Results for the Three Months Ended June 30, 2014 –17– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices Shareholder Returns

Share buy backs (Billions of yen)

381.7 406.5

Up to

250.0

200.0

150.0

94.4

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 E

Dividend

180 (yen)

Payout ratio 160 170

140

110 120 120

90 38.2% 37.2%

32.3% 33.4%

31.2%

19.5% 27.5%

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 E

Financial Results for the Three Months Ended June 30, 2014 –18– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

FY2014/1Q Details of Financial Results (Per Item)

Fixed IP/packet : (14.7)

Operating Mobile IP/packet : (3.6) (Billions of yen)

Revenues [ year-on-year+31.1] Other : +0.1

SI revenues and sales IP/packet

Voice related of telecommunications communications

services revenues equipment services revenues Other revenues

68.4 18.2 22.0

Fixed voice 95.7

2,609.1 Mobile voice 2,640.2

Fixed voice : (23.5) Systems Integration : +100.0

Mobile voice : (45.0) Telecommunications equipment (Fixed-line) : +1.0

Telecommunications equipment (Mobile) : (5.3)

FY2013/1Q FY2014/1Q

Operating

Expenses [year-on-year+82.0]

19.9 0.0

Depreciations

Personnel expenses

Other expenses

54.2

8.0 Expenses for purchase

of goods and services

2,260.2 expenses and loss on and other expenses 2,342.2

disposal

of assets

FY2013/1Q FY2014/1Q

Financial Results for the Three Months Ended June 30, 2014 –19– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2014 June 30, 2014

20,284.9 (Billions of yen)

20,207.1

Liabilities

Assets 9,334.2 Liabilities

20,284.9 Assets 9,239.7

20,207.1 [(94.5)]

Interest-Bearing [(77.9)] Interest-Bearing

Debt Debt

4,200.0 4,588.9

[+388.9]

Liability for Employees’ Liability for Employees’

Depreciable Assets Retirement Benefits Depreciable Assets Retirement Benefits

(property, plant and 1,327.9 (property, plant and 1,340.3

equipment) [+12.4]

equipment) 8,152.2 Other

8,241.9 Other 25.8 [(0.1)]

25.9 [(89.7)]

Equity Equity

10,924.8 10,941.6

Deferred Tax [+16.8]

Deferred Tax Assets Assets Treasury Stock

(non-current)

661.5 Treasury Stock (non-current) (159.4)

(156.9) 654.5 [(2.5)]

[(7.0)]

Financial Results for the Three Months Ended June 30, 2014 –20– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2014/1Q

NTT

(Billions of yen)

	NTT Consolidated [1] (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)	NTT DATA Consolidated (JPN GAAP)
Operating Revenues	**2,640.2**	**221.0**	**432.9**	**385.1**	**217.2**	**1,075.3**	**335.9**
Change year-on-year	31.1	(8.8)	(5.4)	(3.6)	(8.2)	(38.3)	41.7
(% change)	1.2%	(3.8)%	(1.2)%	(0.9)%	(3.6)%	(3.4)%	14.2%
Forecasts for FY2014	11,200.0	422.0	1,771.0	1,582.0	910.0	4,590.0	1,460.0
(% progress)	23.6%	52.4%	24.4%	24.3%	23.9%	23.4%	23.0%
Operating Expenses	**2,342.2**	**31.2**	**405.1**	**377.0**	**192.5**	**865.7**	**330.4**
Change year-on-year	82.0	(1.9)	(4.9)	(0.2)	(0.4)	(0.4)	41.3
(% change)	3.6%	(6.0)%	(1.2)%	(0.1)%	(0.2)%	(0.1)%	14.3%
Forecasts for FY2014	9,985.0	145.0	1,681.0	1,547.0	807.0	3,840.0	1,375.0
(% progress)	23.5%	21.6%	24.1%	24.4%	23.9%	22.5%	24.0%
Operating Income	**298.0**	**189.7**	**27.7**	**8.1**	**24.6**	**209.6**	**5.5**
Change year-on-year	(50.9)	(6.8)	(0.5)	(3.4)	(7.8)	(37.8)	0.3
(% change)	(14.6)%	(3.5)%	(1.8)%	(29.9)%	(24.1)%	(15.3)%	7.7%
Forecasts for FY2014	1,215.0	277.0	90.0	35.0	103.0	750.0	85.0
(% progress)	24.5%	68.5%	30.9%	23.1%	23.9%	28.0%	6.5%
Income Before Income Taxes [2]	**306.0**	**189.0**	**39.7**	**6.8**	**33.7**	**212.5**	**4.4**
Change year-on-year	(50.0)	(6.9)	3.6	(8.9)	(6.2)	(40.0)	(1.7)
(% change)	(14.1)%	(3.6)%	10.2%	(56.6)%	(15.6)%	(15.8)%	(28.3)%
Forecasts for FY2014	1,195.0	272.0	90.0	28.0	113.0	758.0	75.0
(% progress)	25.6%	69.5%	44.1%	24.5%	29.8%	28.0%	5.9%
Net Income	**149.0** [3]	**188.7**	**28.2**	**6.2**	**22.4**	**136.4** [4]	**0.3**
Change year-on-year	(17.8)	(6.8)	3.5	(6.3)	(2.3)	(21.6)	(1.8)
(% change)	(10.6)%	(3.5)%	14.4%	(50.6)%	(9.3)%	(13.7)%	(82.6)%
Forecasts for FY2014	586.0	274.0	58.0	25.0	72.0	480.0	37.0
(% progress)	25.4%	68.9%	48.7%	24.8%	31.1%	28.4%	1.1%

(1) NTT has 944 consolidated subsidiaries and accounts for 123 companies under the equity method.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

Financial Results for the Three Months Ended June 30, 2014

-21-

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of Active Subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from Xi mobile phone services and

FOMA mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

Notes:

(1) We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.“

INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.“

FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

- “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,”

“FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(2) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU,

and FLET’S Hikari ARPU.

(3) For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone

Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi

Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(6) The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (“Xi”+”FOMA”) = Voice ARPU (“Xi”+”FOMA”) + Packet ARPU (“Xi”+”FOMA”) + Smart ARPU (“Xi”+”FOMA”).

- NTT DOCOMO’s Voice ARPU (“Xi”+”FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “Xi”+”FOMA” services, our Packet ARPU

(“Xi”+”FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “Xi”+”FOMA” services, and our Smart ARPU (“Xi”+”FOMA”) is based on operating revenues from a part of Other Operating Revenues attributable to “Xi”+”FOMA” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

(7) Communications module service, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver” subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(8) Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

- 1Q Results: Sum of number of active subscribers* for each month from April to June

- 2Q Results: Sum of number of active subscribers* for each month from July to September

- 3Q Results: Sum of number of active subscribers* for each month from October to December

- 4Q Results: Sum of number of active subscribers* for each month from January to March

- FY Results : Sum of number of active subscribers* for each month from April to March

- FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2014 + number of expected subscribers at March 31, 2015)/2)x12

(9) Numbers of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

- 1Q Results: Sum of number of active subscribers* for each month from April to June

- 2Q Results: Sum of number of active subscribers* for each month from July to September

- 3Q Results: Sum of number of active subscribers* for each month from October to December

- 4Q Results: Sum of number of active subscribers* for each month from January to March

- FY Results/FY Forecast: Sum of number of active subscribers*/expected number of active subscribers* for each month from April to March.

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

Financial Results for the Three Months Ended June 30, 2014 –22– Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

August 6, 2014

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2014

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2014 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Yasuhiro Kawamori or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	June 30, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	474,554	462,432	(12,122)
Antenna facilities	4,325	4,259	(66)
Terminal equipment	45,756	43,685	(2,071)
Local line facilities	862,315	858,593	(3,721)
Long-distance line facilities	4,107	4,001	(106)
Engineering facilities	612,405	609,100	(3,304)
Submarine line facilities	1,421	1,340	(80)
Buildings	438,137	432,933	(5,203)
Construction in progress	19,885	18,470	(1,414)
Other	259,440	256,677	(2,763)
Total property, plant and equipment	2,722,349	2,691,495	(30,854)
Intangible fixed assets	88,386	85,598	(2,788)
Total fixed assets - telecommunications businesses	2,810,736	2,777,093	(33,643)
Investments and other assets
Other investments and assets	213,889	212,323	(1,565)
Allowance for doubtful accounts	(1,030)	(1,027)	3
Total investments and other assets	212,859	211,296	(1,562)
Total fixed assets	3,023,595	2,988,389	(35,205)

Current assets:
Cash and bank deposits	25,765	18,882	(6,882)
Notes receivable	171	349	178
Accounts receivable, trade	238,999	218,715	(20,283)
Supplies	33,852	33,957	104
Other current assets	233,804	171,106	(62,697)
Allowance for doubtful accounts	(622)	(611)	11
Total current assets	531,969	442,401	(89,568)

TOTAL ASSETS	3,555,565	3,430,791	(124,774)

	(Millions of yen)
	March 31, 2014	June 30, 2014		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	548,775		548,775	—
Liability for employees’ retirement benefits	231,328		230,357	(970)
Reserve for point services	7,074		8,480	1,406
Reserve for unused telephone cards	11,082		10,734	(347)
Allowance for environmental measures	4,511		4,511	—
Asset retirement obligations	1,110		1,114	4
Other long-term liabilities	9,601		9,392	(208)
Total long-term liabilities	813,483		813,367	(116)
Current liabilities:
Current portion of long-term borrowings from parent company	127,420		57,420	(70,000)
Accounts payable, trade	77,246		44,345	(32,900)
Accrued taxes on income	5,746	*	4,630	(1,116)
Asset retirement obligations	149		75	(74)
Other current liabilities	362,264		344,502	(17,762)
Total current liabilities	572,826		450,973	(121,853)

TOTAL LIABILITIES	1,386,310		1,264,340	(121,969)

NET ASSETS
Shareholders’ equity:
Common stock	335,000		335,000	—
Capital surplus	1,499,726		1,499,726	—
Earned surplus	333,740		330,574	(3,166)
Total shareholders’ equity	2,168,467		2,165,301	(3,166)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	787		1,149	361
Total unrealized gains (losses), translation adjustments, and others	787		1,149	361

TOTAL NET ASSETS	2,169,255		2,166,450	(2,804)

TOTAL LIABILITIES AND NET ASSETS	3,555,565		3,430,791	(124,774)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2013		Three months ended June 30, 2014		Increase (Decrease)	Year ended March 31, 2014
Telecommunications businesses:
Operating revenues		410,349	*[1]	406,181	(4,167)	1,630,523
Operating expenses		385,444	*[1]	381,563	(3,881)	1,577,823
Operating income from telecommunications businesses		24,905		24,618	(286)	52,699

Supplementary businesses:
Operating revenues		28,068		26,758	(1,310)	143,286
Operating expenses		24,662		23,578	(1,083)	129,271
Operating income from supplementary businesses		3,406		3,179	(227)	14,014
Operating income		28,311		27,797	(513)	66,714

Non-operating revenues:
Interest income		19		21	2	77
Dividends received		3,517		5,610	2,093	3,690
Lease and rental income		11,172		—	(11,172)	44,296
Gains on sales of fixed assets		4		8,008	8,004	5,973
Miscellaneous income		667		748	80	3,991
Total non-operating revenues		15,382		14,389	(992)	58,027

Non-operating expenses:
Interest expenses		1,854		1,641	(212)	7,203
Lease and rental expenses		5,305		—	(5,305)	23,253
Miscellaneous expenses		479		816	337	2,536
Total non-operating expenses		7,638		2,458	(5,180)	32,993
Recurring profit		36,054		39,729	3,674	91,749
Special losses		—		—	—	8,292
Income before income taxes		36,054		39,729	3,674	83,457
Income taxes	*[2]	11,362	*[2]	11,488	126	29,501
Net income		24,692		28,240	3,548	53,956

Notes:	*1	“Lease and rental income” and “lease and rental expenses,” which were previously included under non-operating revenues and non-operating expenses, respectively, in the fiscal year ended March 31, 2014, have been reclassified as telecommunications businesses operating revenues and operating expenses as of the three months ended June 30, 2014.

Telecommunications operating revenues attributable to lease and rental income and operating expenses attributable to lease and rental expenses were 10,945 million yen and 4,421 million yen, respectively, for the three months ended June 30, 2014.

	*2	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Voice transmission services revenues (excluding IP services revenues)	133,852	121,081	(12,771)	(9.5)	518,346
Monthly charge revenues*	97,375	88,899	(8,476)	(8.7)	378,089
Call rates revenues*	11,047	9,499	(1,547)	(14.0)	42,044
Interconnection call revenues*	16,422	14,299	(2,123)	(12.9)	63,210
IP services revenues	211,697	209,152	(2,545)	(1.2)	841,334
Leased circuit services revenues (excluding IP services revenues)	29,888	28,855	(1,033)	(3.5)	117,286
Telegram services revenues	4,154	3,831	(323)	(7.8)	14,951
Other telecommunications services revenues	30,756	43,261	12,505	40.7	138,604

Telecommunications total revenues	410,349	406,181	(4,167)	(1.0)	1,630,523

Supplementary business total revenues	28,068	26,758	(1,310)	(4.7)	143,286

Total operating revenues	438,418	432,939	(5,478)	(1.2)	1,773,809

*	Partial listing only

August 6, 2014

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2014

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2014 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Takashi Sasaki or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	June 30, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	446,003	432,924	(13,078)
Antenna facilities	6,212	6,395	182
Terminal equipment	18,194	18,071	(123)
Local line facilities	956,384	957,702	1,318
Long-distance line facilities	2,432	2,357	(74)
Engineering facilities	551,357	548,149	(3,207)
Submarine line facilities	3,067	2,913	(154)
Buildings	363,292	356,898	(6,393)
Construction in progress	17,498	21,247	3,749
Other	224,347	221,893	(2,453)
Total property, plant and equipment	2,588,791	2,568,556	(20,235)
Intangible fixed assets	74,244	72,178	(2,066)
Total fixed assets - telecommunications businesses	2,663,036	2,640,734	(22,301)
Investments and other assets
Other investments and assets	161,563	158,002	(3,561)
Allowance for doubtful accounts	(551)	(583)	(32)
Total investments and other assets	161,012	157,418	(3,593)
Total fixed assets	2,824,048	2,798,153	(25,895)

Current assets:
Cash and bank deposits	33,273	22,724	(10,549)
Notes receivable	443	862	418
Accounts receivable, trade	201,606	164,905	(36,700)
Supplies	35,234	34,032	(1,202)
Other current assets	170,958	154,981	(15,976)
Allowance for doubtful accounts	(518)	(507)	10
Total current assets	440,998	376,998	(64,000)

TOTAL ASSETS	3,265,047	3,175,151	(89,895)

	(Millions of yen)
	March 31, 2014	June 30, 2014		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	884,427		884,427	—
Liability for employees’ retirement benefits	228,337		228,240	(97)
Reserve for point services	7,178		6,195	(982)
Reserve for unused telephone cards	10,480		10,151	(328)
Allowance for environmental measures	5,721		5,721	—
Asset retirement obligations	342		345	2
Other long-term liabilities	7,425		7,209	(216)
Total long-term liabilities	1,143,913		1,142,290	(1,622)
Current liabilities:
Current portion of long-term borrowings from parent company	157,370		157,370	—
Accounts payable, trade	61,883		43,615	(18,268)
Short-term borrowings	72,000		21,000	(51,000)
Accrued taxes on income	1,133	*	436	(696)
Allowance for environmental measures	2,370		1,136	(1,233)
Asset retirement obligations	4		—	(4)
Other current liabilities	324,630		318,542	(6,087)
Total current liabilities	619,391		542,101	(77,290)

TOTAL LIABILITIES	1,763,305		1,684,391	(78,913)

NET ASSETS
Shareholders’ equity:
Common stock	312,000		312,000	—
Capital surplus	1,170,054		1,170,054	—
Earned surplus	19,272		8,212	(11,059)
Total shareholders’ equity	1,501,326		1,490,266	(11,059)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	415		492	77
Total unrealized gains (losses), translation adjustments, and others	415		492	77

TOTAL NET ASSETS	1,501,742		1,490,759	(10,982)

TOTAL LIABILITIES AND NET ASSETS	3,265,047		3,175,151	(89,895)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2013		Three months ended June 30, 2014		Increase (Decrease)	Year ended March 31, 2014
Telecommunications businesses:
Operating revenues		358,622	*[1]	355,614	(3,008)	1,425,666
Operating expenses		350,479	*[1]	349,847	(632)	1,423,424
Operating income from telecommunications businesses		8,142		5,767	(2,375)	2,241

Supplementary businesses:
Operating revenues		30,227		29,576	(651)	163,934
Operating expenses		26,821		27,242	421	149,795
Operating income from supplementary businesses		3,406		2,333	(1,072)	14,138
Operating income		11,549		8,100	(3,448)	16,379

Non-operating revenues:
Interest income		8		1	(7)	17
Dividends received		1,875		1,332	(543)	1,902
Lease and rental income		9,107		—	(9,107)	35,907
Miscellaneous income		543		511	(32)	3,853
Total non-operating revenues		11,535		1,845	(9,690)	41,680

Non-operating expenses:
Interest expenses		3,389		3,012	(376)	13,212
Lease and rental expenses		3,837		—	(3,837)	16,755
Miscellaneous expenses		73		78	4	2,030
Total non-operating expenses		7,300		3,091	(4,209)	31,998
Recurring profit		15,783		6,854	(8,928)	26,061
Special losses		—		—	—	6,087
Income before income taxes		15,783		6,854	(8,928)	19,973
Income taxes	*[2]	3,221	*[2]	654	(2,566)	1,266
Net income		12,562		6,200	(6,361)	18,707

Notes:	*1 “Lease and rental income” and “lease and rental expenses,” which were previously included under non-operating revenues and non-operating expenses, respectively, in the fiscal year ended March 31, 2014, have been reclassified as telecommunications businesses operating revenues and operating expenses as of the three months ended June 30, 2014.

Telecommunications operating revenues attributable to lease and rental income and operating expenses attributable to lease and rental expenses were 9,038 million yen and 3,873 million yen, respectively, for the three months ended June 30, 2014.

*2 NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Voice transmission services revenues (excluding IP services revenues)	134,767	122,083	(12,683)	(9.4)	523,300
Monthly charge revenues*	97,539	89,417	(8,121)	(8.3)	379,607
Call rates revenues*	10,176	8,780	(1,395)	(13.7)	38,890
Interconnection call revenues*	18,254	15,882	(2,372)	(13.0)	70,441
IP services revenues	166,991	169,699	2,707	1.6	671,614
Leased circuit services revenues (excluding IP services revenues)	26,311	26,260	(51)	(0.2)	104,361
Telegram services revenues	4,574	4,137	(437)	(9.6)	17,121
Other telecommunications services revenues	25,977	33,434	7,456	28.7	109,269

Telecommunications total revenues	358,622	355,614	(3,008)	(0.8)	1,425,666

Supplementary business total revenues	30,227	29,576	(651)	(2.2)	163,934

Total operating revenues	388,850	385,190	(3,659)	(0.9)	1,589,600

*	Partial listing only

August 6, 2014

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Three Months Ended June 30, 2014

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the three months ended June 30, 2014. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Financial Results of NTT Communications Group

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including a leading global tier-1 IP network, the Arcstar Universal One™ VPN network, reaching 196 countries/regions, and over 150 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies, including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	June 30, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,476	141,422	1,945
Antenna facilities	1,682	1,658	(23)
Terminal equipment	736	730	(5)
Local line facilities	748	725	(22)
Long-distance line facilities	6,778	6,539	(238)
Engineering facilities	53,122	52,790	(331)
Submarine line facilities	16,018	15,198	(819)
Buildings	177,326	176,830	(496)
Construction in progress	24,265	21,900	(2,365)
Other	84,762	83,968	(793)
Total property, plant and equipment	504,916	501,764	(3,151)
Intangible fixed assets	87,002	86,264	(737)
Total fixed assets - telecommunications businesses	591,918	588,029	(3,889)
Investments and other assets
Investment securities	162,857	171,755	8,898
Investments in subsidiaries and affiliated companies	277,600	276,359	(1,241)
Other investments and assets	40,997	42,147	1,150
Allowance for doubtful accounts	(218)	(212)	5
Total investments and other assets	481,237	490,049	8,812
Total fixed assets	1,073,156	1,078,079	4,923

Current assets:
Cash and bank deposits	17,218	16,718	(500)
Notes receivable	266	174	(91)
Accounts receivable, trade	163,644	138,390	(25,253)
Supplies	10,201	9,922	(278)
Other current assets	102,455	87,859	(14,595)
Allowance for doubtful accounts	(1,582)	(1,390)	191
Total current assets	292,204	251,675	(40,529)

TOTAL ASSETS	1,365,361	1,329,754	(35,606)

	(Millions of yen)
	March 31, 2014	June 30, 2014		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	146,720		146,720	—
Liability for employees’ retirement benefits	86,833		84,857	(1,975)
Reserve for point services	3,063		2,967	(96)
Reserve for unused telephone cards	4,637		4,491	(145)
Asset retirement obligations	1,467		1,482	14
Other long-term liabilities	17,175		20,459	3,284
Total long-term liabilities	259,897		260,979	1,081

Current liabilities:
Current portion of long-term borrowings from parent company	3,360		3,360	—
Accounts payable, trade	37,246		19,097	(18,148)
Short-term borrowings	8,736		14,038	5,301
Accrued taxes on income	6,190	*	4,098	(2,092)
Allowance for losses on construction	1,188		1,186	(1)
Other current liabilities	184,394		170,167	(14,227)
Total current liabilities	241,116		211,947	(29,168)

TOTAL LIABILITIES	501,014		472,927	(28,086)

NET ASSETS
Shareholders’ equity:
Common stock	211,763		211,763	—
Capital surplus	131,615		131,615	—
Earned surplus	446,563		433,312	(13,250)
Total shareholders’ equity	789,942		776,691	(13,250)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	74,404		80,135	5,731
Total unrealized gains (losses), translation adjustments, and others	74,404		80,135	5,731

TOTAL NET ASSETS	864,347		856,827	(7,519)

TOTAL LIABILITIES AND NET ASSETS	1,365,361		1,329,754	(35,606)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2013		Three months ended June 30, 2014		Increase (Decrease)	Year ended March 31, 2014
Telecommunications businesses:
Operating revenues		188,031		176,492	(11,539)	742,669
Operating expenses		157,061		154,905	(2,156)	636,374
Operating income from telecommunications businesses		30,969		21,587	(9,382)	106,295

Supplementary businesses:
Operating revenues		37,443		40,755	3,312	201,359
Operating expenses		35,935		37,684	1,749	194,188
Operating income from supplementary businesses		1,507		3,070	1,562	7,171
Operating income		32,477		24,657	(7,820)	113,466

Non-operating revenues:
Interest income		83		61	(21)	280
Dividends received		5,872		7,814	1,941	10,244
Lease and rental income		3,263		3,002	(260)	12,987
Miscellaneous income		135		114	(20)	3,987
Total non-operating revenues		9,354		10,993	1,639	27,499

Non-operating expenses:
Interest expenses		389		408	18	1,569
Lease and rental expenses		1,355		1,486	130	5,731
Miscellaneous expenses		149		34	(114)	1,081
Total non-operating expenses		1,894		1,928	33	8,382
Recurring profit		39,937		33,722	(6,214)	132,583

Special profits		—		—	—	16,169
Special losses		—		—	—	6,019
Income before income taxes		39,937		33,722	(6,214)	142,733
Income taxes	*	15,208	*	11,301	(3,907)	53,774
Net income		24,728		22,421	(2,307)	88,959

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Cloud Computing Platforms	11,125	14,568	3,443	31.0	52,922
Data Networks	99,675	93,275	(6,400)	(6.4)	391,505
Voice Communications	75,026	69,233	(5,792)	(7.7)	296,438
Applications & Content	8,862	9,423	561	6.3	36,906
Solution Services	26,901	26,991	89	0.3	150,651
Others	3,884	3,754	(129)	(3.3)	15,604

Total operating revenues	225,474	217,247	(8,227)	(3.6)	944,028

*	Details of business results are represented by business line from the fiscal year ended March 31, 2014.

Business results per item are shown below.

(Reference) Business Results (Per item)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Voice transmission services revenues (excluding IP services revenues)	69,107	63,074	(6,033)	(8.7)	272,179
IP services revenues	92,431	89,487	(2,943)	(3.2)	367,015
Open computer network services revenues*	38,561	38,146	(414)	(1.1)	153,580
VPN services revenues*	39,740	38,316	(1,424)	(3.6)	159,024
Data communications revenues (excluding IP services revenues)	16,300	13,451	(2,849)	(17.5)	61,232
Leased circuit services revenues*	12,128	9,414	(2,714)	(22.4)	44,628
Solution services revenues	41,226	45,247	4,020	9.8	217,746
Others	6,408	5,987	(421)	(6.6)	25,854

Total operating revenues	225,474	217,247	(8,227)	(3.6)	944,028

*	Partial listing only

IV. Financial Results of NTT Communications Group

	(Millions of yen)
	Three months ended June 30, 2013	Three months ended June 30, 2014	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	288,955	296,246	7,291	2.5
Operating expenses	253,713	267,460	13,747	5.4
Operating income	35,242	28,786	(6,456)	(18.3)

August 6, 2014

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Three Months Ended June 30, 2014

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2014	B As of Jun. 30, 2014			C As of Mar. 31, 2015 (Forecast)
		D			E
			Change	Progress		Change
			B-A	D/E		C-A
Telephone Subscriber Lines(1)	23,000	22,535	(464)	24.7%	21,120	(1,880)
NTT East	11,272	11,057	(215)	23.2%	10,342	(930)
NTT West	11,727	11,478	(249)	26.2%	10,777	(950)
INS-Net(2)	3,366	3,283	(83)	26.0%	3,046	(320)
NTT East	1,719	1,675	(44)	25.8%	1,549	(170)
NTT West	1,647	1,608	(39)	26.3%	1,497	(150)
Telephone Subscriber Lines + INS-Net	26,366	25,818	(547)	24.9%	24,166	(2,200)
NTT East	12,992	12,732	(259)	23.6%	11,892	(1,100)
NTT West	13,374	13,086	(288)	26.2%	12,274	(1,100)
Public Telephones	195,514	193,152	(2,362)	20.4%	183,914	(11,600)
NTT East	93,424	92,445	(979)	17.2%	87,724	(5,700)
NTT West	102,090	100,707	(1,383)	23.4%	96,190	(5,900)
FLET’S ISDN	109	105	(4)	32.9%	96	(13)
NTT East	48	46	(2)	29.1%	41	(7)
NTT West	61	59	(2)	37.3%	55	(6)
FLET’S ADSL	1,483	1,398	(85)	30.4%	1,203	(280)
NTT East	667	628	(39)	25.8%	517	(150)
NTT West	816	770	(46)	35.8%	686	(130)
FLET’S Hikari(3)	18,050	18,319	269	38.4%	18,750	700
NTT East	10,187	10,316	129	42.8%	10,487	300
NTT West	7,863	8,003	140	35.0%	8,263	400
FLET’S Hikari LIGHT	875	955	80	35.5%	1,100	225
NTT East	542	587	45	59.5%	617	75
NTT West	333	369	35	23.5%	483	150
Hikari Denwa	16,256	16,507	251	29.5%	17,106	850
NTT East	8,694	8,811	117	26.0%	9,144	450
NTT West	7,562	7,695	134	33.4%	7,962	400
Conventional Leased Circuit Services	250	248	(2)	15.1%	239	(11)
NTT East	122	121	(1)	19.3%	117	(5)
NTT West	128	127	(1)	11.6%	122	(6)
High Speed Digital Services	144	139	(4)	109.4%	140	(4)
NTT East	74	72	(2)	70.4%	71	(3)
NTT West	69	67	(2)	226.5%	68	(1)
NTT Group Major ISPs(4)	11,466	11,495	29	7.0%	11,884	418
OCN	8,155	8,196	41	10.7%	8,539	385
Plala	2,974	2,960	(14)	—	3,000	26
Hikari TV	2,823	2,877	54	14.3%	3,200	377
FLET’S TV Transmission Services	1,161	1,209	48	25.7%	1,346	185
NTT East	802	825	23	25.9%	892	90
NTT West	359	384	24	25.5%	454	95
Mobile(5)	63,105	63,566	461	12.5%	66,800	3,695
Xi	21,965	24,043	2,078	26.5%	29,800	7,835
FOMA(6)	41,140	39,523	(1,617)	39.1%	37,000	(4,140)
sp-mode	23,781	24,685	903	18.4%	28,700	4,919
i-mode	26,415	25,362	(1,054)	28.4%	22,700	(3,715)

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64 Lite Plan” is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(4)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(5)	Number of Mobile (including FOMA) service subscribers includes communication module service subscribers.

	(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile (including FOMA) service subscribers.

2.	Number of Employees

	(Persons)
	A As of Jun. 30, 2013	B As of Jun. 30, 2014		C As of Mar. 31, 2015 (Forecast)
			Change
			B-A
NTT Consolidated	230,250	246,050	15,800	241,350
Core Group Companies
NTT (Holding Company)	2,950	2,900	(50)	2,850
NTT East	6,150	6,050	(100)	5,300
NTT West	5,150	5,000	(150)	4,700
NTT Communications	7,050	7,000	(50)	6,850
NTT DOCOMO (Consolidated)	24,800	26,250	1,450	26,100
NTT DATA (Consolidated)	61,950	76,450	14,500	77,550
(Reference) Outsourcing Companies
East Outsourcing Companies(1)(2)	30,550	28,050	(2,500)	26,650
West Outsourcing Companies(3)(4)	31,900	28,950	(2,950)	26,450

Notes:	(1)

Figures for East Outsourcing Companies under “A. As of Jun. 30, 2013” and “B. As of Jun. 30, 2014” include employees from the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS.

	(2)

NTT revised the scope of the term “East Outsourcing Companies” as of July 1, 2014, due to a reorganization within NTT East Group. As a result of this change, figures for East Outsourcing Companies under “C. As of Mar. 31, 2015 (Forecast)” include employees from the consolidated regional outsourcing companies (NTT EAST-MINAMIKANTO and others), NTT-ME and NTT EAST SERVICE. Further, the number of employees of NTT EAST SERVICE includes 750 employees who were transferred from NTT SOLCO, NTT HOKKAIDO TELEMART and Telwel East Japan, in addition to the employees who were transferred from the consolidated prefectural outsourcing companies. In addition, NTT EAST SOLUTIONS has since merged into NTT EAST-MINAMIKANTO.

	(3)

Figures for West Outsourcing Companies under “A. As of Jun. 30, 2013” include employees from the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT, NTT HOMETECHNO, NTT IT MATE (NTT IT MATE KANSAI and others) and NTT BUSINESS ASSOCIE WEST.

	(4)	NTT revised the scope of the term “West Outsourcing Companies” as of October 1, 2013, due to a reorganization within NTT West Group. As a result of this change, figures for West Outsourcing Companies under “B. As of Jun. 30, 2014” and “C. As of Mar. 31, 2015 (Forecast)” include employees from NTT BUSINESS SOLUTIONS, NTT MARKETING ACT, NTT NEOMEIT, NTT FIELDTECHNO and NTT BUSINESS ASSOCIE WEST.

3.	Capital Investment

	(Billions of yen)
	A Three Months Ended Jun. 30, 2013	B Three Months Ended Jun. 30, 2014			C Year Ending Mar. 31, 2015 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated(1)	377.6	374.8	(2.8)	20.3%	1,850.0
Core Group Companies
NTT (Holding Company)	4.1	2.3	(1.7)	10.9%	22.0
NTT East	79.2	64.8	(14.3)	20.3%	320.0
NTT West	69.2	68.3	(0.8)	21.4%	320.0
NTT Communications	16.3	23.1	6.8	19.3%	120.0
NTT DOCOMO (Consolidated)	145.4	148.5	3.1	21.5%	690.0
NTT DATA (Consolidated)	27.1	26.2	(0.9)	18.7%	140.0

Note:	(1)	NTT Consolidated Capital Investment figures, excluding investments related to real estate and solar power generation operations, for “A. Three Months Ended Jun. 30, 2013,” “B. Three Months Ended Jun. 30, 2014” and “C. Year Ending Mar. 31, 2015 (Forecast)” are 361.6 billion yen, 361.2 billion yen and 1,750.0 billion yen, respectively.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Three Months Ended Jun. 30, 2013	B Three Months Ended Jun. 30, 2014			C Year Ending Mar. 31, 2015 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	2,609.1	2,640.2	31.1	23.6%	11,200.0
Fixed Voice Related Services	391.0	367.5	(23.5)	—	—
Mobile Voice Related Services	271.3	226.3	(45.0)	—	—
IP/Packet Communications Services	940.5	922.3	(18.2)	—	—
Sales of Telecommunications Equipment	231.6	227.3	(4.3)	—	—
System Integration	487.3	587.4	100.0	—	—
Other	287.4	309.4	22.0	—	—
Operating Expenses	2,260.2	2,342.2	82.0	23.5%	9,985.0
Cost of Services (exclusive of items shown separately below)	556.6	559.5	2.8	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	198.1	198.6	0.5	—	—
Cost of System Integration (exclusive of items shown separately below)	336.6	413.1	76.5	—	—
Depreciation and Amortization	456.5	462.6	6.1	—	—
Impairment Loss	0.1	0.1	0.1	—	—
Selling, General and Administrative Expenses	712.2	708.4	(3.8)	—	—
Goodwill and Other Intangible Assets Impairment	0.1	—	(0.1)	—	—
Operating Income	348.9	298.0	(50.9)	24.5%	1,215.0
Income Before Income Taxes	356.1	306.0	(50.0)	25.6%	1,195.0
Net Income Attributable to NTT	166.7	149.0	(17.8)	25.4%	586.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	533.3	553.2	19.9	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,177.7	1,231.9	54.2	—	—
Loss on Disposal of Property, Plant and Equipment	34.1	36.0	1.9	—	—
Other Expenses	58.5	58.5	0.0	—	—
Total	1,803.6	1,879.5	76.0	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	229.8	221.0	(8.8)	52.4%	422.0
Operating Expenses	33.2	31.2	(1.9)	21.6%	145.0
Operating Income	196.6	189.7	(6.8)	68.5%	277.0
Non-Operating Revenues	8.8	7.9	(0.9)	24.0%	33.0
Non-Operating Expenses	9.4	8.6	(0.7)	22.7%	38.0
Recurring Profit	196.0	189.0	(6.9)	69.5%	272.0
Net Income	195.6	188.7	(6.8)	68.9%	274.0

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2013	B Three Months Ended Jun. 30, 2014			C Year Ending Mar. 31, 2015 (Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues(3)	438.4	432.9	(5.4)	24.4%	1,771.0
Voice Transmission Services (excluding IP)(1)	133.8	121.0	(12.7)	26.1%	464.0
IP Services(2)	211.6	209.1	(2.5)	24.9%	840.0
Leased Circuit (excluding IP)	29.8	28.8	(1.0)	24.9%	116.0
Telegraph	4.1	3.8	(0.3)	27.4%	14.0
Other	30.7	43.2	12.5	20.8%	337.0
Supplementary Business	28.0	26.7	(1.3)
Operating Expenses(3)	410.1	405.1	(4.9)	24.1%	1,681.0
Personnel	26.8	26.0	(0.8)	25.5%	102.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	266.3	258.6	(7.6)	23.7%	1,093.0
Depreciation and Amortization	90.7	93.2	2.4	25.7%	363.0
Loss on Disposal of Property, Plant and Equipment	7.1	8.0	0.9	16.5%	49.0
Taxes and Public Dues	18.9	19.1	0.1	25.9%	74.0
Operating Income	28.3	27.7	(0.5)	30.9%	90.0
Non-Operating Revenues	15.3	14.3	(0.9)	179.9%	8.0
Non-Operating Expenses	7.6	2.4	(5.1)	30.7%	8.0
Recurring Profit	36.0	39.7	3.6	44.1%	90.0
Net Income	24.6	28.2	3.5	48.7%	58.0
NTT West (JPN GAAP)
Operating Revenues(3)	388.8	385.1	(3.6)	24.3%	1,582.0
Voice Transmission Services (excluding IP)(1)	134.7	122.0	(12.6)	25.8%	473.0
IP Services(2)	166.9	169.6	2.7	24.8%	685.0
Leased Circuit (excluding IP)	26.3	26.2	(0.0)	24.5%	107.0
Telegraph	4.5	4.1	(0.4)	27.6%	15.0
Other	25.9	33.4	7.4	20.9%	302.0
Supplementary Business	30.2	29.5	(0.6)
Operating Expenses(3)	377.3	377.0	(0.2)	24.4%	1,547.0
Personnel	24.5	24.4	(0.1)	24.7%	99.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	242.3	241.6	(0.7)	24.0%	1,005.0
Depreciation and Amortization	83.1	83.5	0.4	25.4%	329.0
Loss on Disposal of Property, Plant and Equipment	9.8	10.0	0.1	21.3%	47.0
Taxes and Public Dues	17.2	17.4	0.2	26.0%	67.0
Operating Income	11.5	8.1	(3.4)	23.1%	35.0
Non-Operating Revenues	11.5	1.8	(9.6)	26.4%	7.0
Non-Operating Expenses	7.3	3.0	(4.2)	22.1%	14.0
Recurring Profit	15.7	6.8	(8.9)	24.5%	28.0
Net Income	12.5	6.2	(6.3)	24.8%	25.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended June 30, 2014 include monthly charges, call charges and interconnection charges of 88.8 billion yen, 9.4 billion yen and 14.2 billion yen for NTT East, and 89.4 billion yen, 8.7 billion yen and 15.8 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the three months ended June 30, 2014 include “FLET’S Hikari” and “Hikari Denwa” charges (including monthly charges, call charges and connection device charges) of 115.0 billion yen and 46.1 billion yen for NTT East, and 95.1 billion yen and 38.1 billion yen for NTT West, respectively. “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(3)

NTT East and NTT West revised their respective allocations of revenues and expenses from real estate leases from Non-Operating Revenues and Non-Operating Expenses to Operating Revenues and Operating Expenses, respectively, as of the beginning at the fiscal year ending March 31, 2015. As a result, Operating Revenues from real estate leases of 44.0 billion yen and 32.0 billion yen are included in NTT East’s and NTT West’s forecast figures, respectively, for the fiscal year ending March 31, 2015, and Operating Expenses from real estate leases of 24.0 billion yen and 17.0 billion yen are included in NTT East’s and NTT West’s forecast figures, respectively, for the fiscal year ending March 31, 2015.

Further, Operating Revenues from real estate leases of 10.9 billion yen and 9.0 billion yen are included in NTT East’s and NTT West’s figures, respectively, for the three months ended June 30, 2014, and Operating Expenses from real estate leases of 4.4 billion yen and 3.8 billion yen are included in NTT East’s and NTT West’s figures, respectively, for the three months ended June 30, 2014.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2013	B Three Months Ended Jun. 30, 2014			C Year Ending Mar. 31, 2015 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues(1)	225.4	217.2	(8.2)	23.9%	910.0
Cloud Computing Platforms	11.1	14.5	3.4	22.1%	66.0
Data Networks	99.6	93.2	(6.4)	24.4%	383.0
Voice Communications	75.0	69.2	(5.7)	25.1%	276.0
Applications & Content	8.8	9.4	0.5	23.6%	40.0
Solution Services	26.9	26.9	0.0	20.8%	130.0
Others	3.8	3.7	(0.1)	25.0%	15.0
Operating Expenses	192.9	192.5	(0.4)	23.9%	807.0
Personnel	20.4	20.0	(0.4)	24.4%	82.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	90.5	94.5	3.9	23.9%	600.0
Communication Network Charges	52.2	48.5	(3.7)
Depreciation and Amortization	25.9	25.7	(0.2)	24.0%	107.0
Loss on Disposal of Property, Plant and Equipment	0.6	0.6	0.0	11.3%	6.0
Taxes and Public Dues	3.0	3.0	(0.0)	25.2%	12.0
Operating Income	32.4	24.6	(7.8)	23.9%	103.0
Non-Operating Revenues	9.3	10.9	1.6	47.8%	23.0
Non-Operating Expenses	1.8	1.9	0.0	14.8%	13.0
Recurring Profit	39.9	33.7	(6.2)	29.8%	113.0
Net Income	24.7	22.4	(2.3)	31.1%	72.0
Reference (Operating Revenues)(1)	225.4	217.2	(8.2)	23.9%	910.0
Voice Transmission Services (excluding IP)	69.1	63.0	(6.0)	—	—
IP Services	92.4	89.4	(2.9)	—	—
Data Transmission Services (excluding IP)	16.3	13.4	(2.8)	—	—
Leased Circuit	12.1	9.4	(2.7)	—	—
Solutions Business	41.2	45.2	4.0	—	—
Others	6.4	5.9	(0.4)	—	—
Dimension Data (IFRS)(2)(3)
Operating Revenues	127.6	168.3	40.7	22.9%	735.0
Operating Expenses(4)	125.7	166.5	40.8	23.1%	721.5
Operating Income(5)	1.9	1.9	(0.1)	13.8%	13.5
Net Income Attributable to Dimension Data	1.0	0.5	(0.5)	—	—

Notes:	(1)

NTT Com revised certain of its line items from the three months ended March 31, 2014. Operating Revenues for “A. Three Months Ended Jun. 30, 2013” and “B. Three Months Ended Jun. 30, 2014” using line items used prior to the three months ended March 31, 2014 are also provided for reference under “Reference (Operating Revenues).”

The following are the main services included in each of the new line items.

— Cloud Computing Platforms: “Data center service” and “Private Cloud (Enterprise Cloud, etc.)”

— Data Networks: “Closed network service (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”

— Voice Communications: “Telephone service” and “VoIP service (050plus, etc.)”

— Applications & Content: “Application service (Mail service, etc.)”

— Solution Services: “System integration service”

	(2)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the three months ended March 31, 2013 are stated under “A. Three Months Ended Jun. 30, 2013,” its financial results for the three months ended March 31, 2014 are stated under “B. Three Months Ended June 30, 2014” and its forecasts for the twelve months ending December 31, 2014 are stated under “C. Year Ending Mar. 31, 2015 (Forecast).”

	(3)	The conversion rate used for Dimension Data figures for the three months ended June 30, 2014 is USD1.00 = JPY102.77.

	(4)	Operating Expenses include costs associated with the acquisition of Dimension Data by NTT.

	(5)	Operating Income for the three months ended June 30, 2014 under US GAAP was (0.8) billion yen.

4.	Financial Results and Projections (NTT DOCOMO, NTT DATA)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2013	B Three Months Ended Jun. 30, 2014			C Year Ending Mar. 31, 2015 (Forecast)
			Change	Progress
			B-A	B/C
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	1,113.6	1,075.3	(38.3)	23.4%	4,590.0
Mobile Communications Services	749.9	700.7	(49.2)	24.3%	2,881.0
Voice Revenues	274.9	229.3	(45.6)	24.1%	950.0
Packet Communications Revenues	474.9	471.3	(3.6)	24.4%	1,931.0
Equipment Sales	212.5	207.0	(5.5)	22.1%	935.0
Other Operating Revenues	151.2	167.7	16.4	21.7%	774.0
Operating Expenses	866.1	865.7	(0.4)	22.5%	3,840.0
Personnel	72.0	71.2	(0.7)	24.7%	288.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	550.3	546.4	(3.9)	21.8%	2,504.0
Depreciation and Amortization	166.6	167.2	0.5	23.4%	715.0
Loss on Disposal of Property, Plant and Equipment	14.1	16.2	2.1	22.8%	71.0
Communication Network Charges	53.1	54.3	1.2	24.4%	223.0
Taxes and Public Dues	10.0	10.4	0.4	26.5%	39.0
Operating Income	247.5	209.6	(37.8)	28.0%	750.0
Non-Operating Income (Loss)	5.0	2.8	(2.2)	35.4%	8.0
Income Before Income Taxes	252.5	212.5	(40.0)	28.0%	758.0
Net Income Attributable to NTT DOCOMO	158.0	136.4	(21.6)	28.4%	480.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	294.1	335.9	41.7	23.0%	1,460.0
Public & Financial IT Services	157.2	157.7	0.5	21.7%	728.0
Enterprise IT Services	56.8	62.4	5.6	22.2%	282.0
Solutions & Technologies	39.9	41.2	1.2	22.3%	185.0
Global Business	73.1	108.7	35.6	25.8%	422.0
Elimination or Corporate	(32.8)	(34.2)	(1.3)	21.8%	(157.0)
Cost of Sales	227.2	260.3	33.0	23.7%	1,100.0
Gross Profit	66.8	75.5	8.6	21.0%	360.0
Selling, General and Administrative Expenses	61.7	70.0	8.2	25.5%	275.0
Operating Income	5.1	5.5	0.3	6.5%	85.0
Non-Operating Income (Loss)	1.0	(1.1)	(2.1)	11.0%	(10.0)
Recurring Profit	6.1	4.4	(1.7)	5.9%	75.0
Net Income	2.2	0.3	(1.8)	1.1%	37.0

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of Active Subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from Xi mobile phone services and FOMA mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2013 (From Apr. to Jun., 2013)	Three Months Ended Jun. 30, 2014 (From Apr. to Jun., 2014)	Year Ended Mar. 31, 2014	Year Ending Mar. 31, 2015 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,760	2,710	2,760	2,700
Telephone Subscriber Lines ARPU	2,410	2,370	2,400	2,360
INS-NET Subscriber Lines ARPU	5,030	4,980	5,030	5,010
FLET’S Hikari ARPU	5,750	5,460	5,660	5,500
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,690	2,660	2,690	2,660
Telephone Subscriber Lines ARPU	2,380	2,350	2,380	2,350
INS-NET Subscriber Lines ARPU	4,880	4,850	4,890	4,860
FLET’S Hikari ARPU	5,840	5,750	5,830	5,740
NTT DOCOMO
Mobile Aggregate ARPU (Xi+FOMA)	4,610	4,300	4,500	4,390
Voice ARPU (Xi+FOMA)	1,470	1,210	1,370	1,240
Packet ARPU (Xi+FOMA)	2,680	2,580	2,640	2,620
Smart ARPU (Xi+FOMA)	460	510	490	530

Notes :	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•		Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•		Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”

		•		INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

		•		FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—		“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(6)	The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

		•		Mobile Aggregate ARPU (“Xi”+“FOMA”) = Voice ARPU (“Xi”+“FOMA”) + Packet ARPU (“Xi”+“FOMA”) + Smart ARPU (“Xi”+“FOMA”).

				—	NTT DOCOMO’s Voice ARPU (“Xi”+“FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “Xi”+“FOMA” services, our Packet ARPU (“Xi”+“FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “Xi”+“FOMA” services, and our Smart ARPU (“Xi”+“FOMA”) is based on operating revenues from a part of Other Operating Revenues attributable to “Xi”+“FOMA” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

	(7)	Communications module service, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver” subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(8)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers* for each month from April to June

			—	2Q Results: Sum of number of active subscribers* for each month from July to September

			—	3Q Results: Sum of number of active subscribers* for each month from October to December

			—	4Q Results: Sum of number of active subscribers* for each month from January to March

			—	FY Results: Sum of number of active subscribers* for each month from April to March

			—	FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2014 + number of expected subscribers at March 31, 2015)/2)x12

	(9)	Numbers of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers* for each month from April to June

			—	2Q Results: Sum of number of active subscribers* for each month from July to September

			—	3Q Results: Sum of number of active subscribers* for each month from October to December

			—	4Q Results: Sum of number of active subscribers* for each month from January to March

			—	FY Results/FY Forecast: Sum of number of active subscribers*/expected number of active subscribers* for each month from April to March.

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

(Billions of yen)
		As of Mar. 31, 2014	As of Jun. 30, 2014	As of Mar. 31, 2015 (Forecast)
Interest-Bearing Liabilities		4,200.0	4,588.9	4,300.0

7. Indices (Consolidated)
		Year Ended Mar. 31, 2014	Three Months Ended Jun. 30, 2014	Year Ending Mar. 31, 2015 (Forecast)
EBITDA		3,192.3 billion yen	780.6 billion yen	3,207.0 billion yen
EBITDA Margin		29.2%	29.6%	28.6%
Operating FCF		1,299.5 billion yen	405.8 billion yen	1,357.0 billion yen
ROCE		6.0%	—	6.1%

Note:	Reconciliation of Indices is as follows.

8. Reconciliation of Financial Indices (Consolidated)
		Year Ended Mar. 31, 2014	Three Months Ended Jun. 30, 2014	Year Ending Mar. 31, 2015 (Forecast)
EBITDA (a+b)		3,192.3 billion yen	780.6 billion yen	3,207.0 billion yen
a	Operating Income	1,213.7 billion yen	298.0 billion yen	1,215.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,978.6 billion yen	482.6 billion yen	1,992.0 billion yen
EBITDA Margin [(c/d)X100]		29.2%	29.6%	28.6%
a	Operating Income	1,213.7 billion yen	298.0 billion yen	1,215.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,978.6 billion yen	482.6 billion yen	1,992.0 billion yen
c	EBITDA (a+b)	3,192.3 billion yen	780.6 billion yen	3,207.0 billion yen
d	Operating Revenues	10,925.2 billion yen	2,640.2 billion yen	11,200.0 billion yen
Operating FCF [(c-d)]		1,299.5 billion yen	405.8 billion yen	1,357.0 billion yen
a	Operating Income	1,213.7 billion yen	298.0 billion yen	1,215.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,978.6 billion yen	482.6 billion yen	1,992.0 billion yen
c	EBITDA (a+b)	3,192.3 billion yen	780.6 billion yen	3,207.0 billion yen
d	Capital Investment(1)	1,892.8 billion yen	374.8 billion yen	1,850.0 billion yen
ROCE [(b/c)X100]		6.0%	—	6.1%
a	Operating Income	1,213.7 billion yen	—	1,215.0 billion yen
	(Normal Statutory Tax Rate)	38%	—	36%
b	Operating Income X (1 - Normal Statutory Tax Rate)	749.3 billion yen	—	778.8 billion yen
c	Operating Capital Employed	12,489.4 billion yen	—	12,831.5 billion yen

Notes:	(1)	Figures for Capital Investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Intangibles” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2014	Three Months Ended Jun. 30, 2014
Payments for Property, Plant and Equipment	1,486.7	405.4
Payments for Intangibles	416.6	92.8
Total	1,903.2	498.2
Difference from Capital Investment	10.5	123.4